UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 02.429.144/0001-93 Corporate Registry ID (NIRE) 35.300.186.133	CPFL ENERGIAS RENOVÁVEIS S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 08.439.659/0001-50 Corporate Registry ID (NIRE) 35.300.335.813

MATERIAL FACT

CPFL Energia S.A. and CPFL Energias Renováveis S.A. (“CPFL Renováveis”), pursuant to Law No. 6.404/76 (and subsequent amendments) and the Instruction of the Brazilian Securities and Exchange Commission (“CVM”) No. 358/02 (and subsequent amendments), hereby inform, in addition to the Material Fact released on February 24, related to the purchase and sale agreement signed by CPFL Renováveis with Fundo de Investimento em Participações Brasil Energia, Servtec Investimentos e Participações Ltda., Fundo de Investimento em Participações Progresso and some individuals (“Sellers”) referring to the acquisition of the shares of the company BVP S.A. (“Agreement”), which owns 100% of the shares of the company Bons Ventos Geradora de Energia S.A. (“Bons Ventos”) (“Acquisition”), that the transaction related to the agreement was concluded on this date.

The total price of Acquisition after the adjustments provided for in the Agreement totalized R$ 1,090 million, involving: (i) the assumption of net debt in the amount of R$ 439 million, as recorded in the balance sheet of Bons Ventos; (ii) the payment to the Sellers, on this date, of the amount of R$ 445 million; (iii) R$ 128 million for settlement of debentures issued by Bons Ventos. Furthermore, within 30 days of the date hereof, the Agreement also provides for the payment to the Sellers of the amount of approximately R$ 78 million, after completion of audit of the adjusted balance sheet.

Bons Ventos has been authorized by the National Electric Energy Agency (“ANEEL”) to exploit the wind farms (i) Taíba Albatroz, with installed capacity of 16.8 MW; (ii) Bons Ventos, with installed capacity of 50.4 MW; (iii) Enacel, with installed capacity of 31.5 MW; and (iv) Canoa Quebrada, with installed capacity of 58.8 MW (“Wind Farms”). All wind farms are located on the coast of the state of Ceará and currently are in full operation, with all of the energy contracted with Eletrobrás for 20 years through the Electric Energy Alternative Sources Incentive Program (PROINFA).

Thus, with the Acquisition, CPFL Renováveis added 157.5 MW to its installed capacity and, therefore, will reach a portfolio of 945 MW of power in operation which added to 790 MW of power under construction matches the total contracted portfolio of 1,735 MW, reaffirming the Company’s commitment to sustainable growth, the preservation of the environment and the generation of clean and renewable energy for Brazil.

São Paulo, June 19, 2012.

______________________________________________________

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

______________________________________________________

CPFL ENERGIAS RENOVÁVEIS S.A.

MARCELO ANTÔNIO GONÇALVES SOUZA

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 19, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.